Cooperation Agreement

January 1, 2026

Global Value Investment Corporation

1433 N. Water Street, Suite 400

Milwaukee, WI 53202

Ladies and Gentlemen:

Hooker Furnishings Corporation (the “Company”), on the one hand, and Global Value Investment Corporation, together with each of the parties listed on Schedule A (each a “GVIC Party” and collectively, “GVIC”), on the other hand, have mutually agreed to the terms contained in this letter agreement (this “Letter Agreement”). For purposes of this Letter Agreement, we refer to each of the Company and GVIC as a “Party” and, collectively, as the “Parties.”

1.
Board Matters.

(a)
The Company and GVIC shall act in good faith and cooperate to identify a mutually agreeable independent director candidate for appointment to the Board who possesses industry background relevant to the Company’s business (the “New Director”) as promptly as practicable after the date of this Letter Agreement but no later than forty-five (45) days from the date hereof. In furtherance of the foregoing, the Company shall consider in good faith any proposed director candidate(s) identified and proposed by GVIC, and undertake the Company’s vetting processes generally applicable to non-management directors of the Company with respect to any such candidate(s). In addition, GVIC shall consider in good faith any proposed director candidate(s) identified and proposed by the Nominating and Corporate Governance Committee of the Board. Without limiting the generality of the foregoing, each of the Company and GVIC shall have the ability to interview any director candidate(s) identified by the other.

(b)
As promptly as practicable after the New Director is mutually agreed upon by the Parties in accordance with Section 1(a) hereof, and in any event no later than five (5) business days thereafter, the Board and all applicable committees thereof shall take such actions as are necessary to (i) increase the size of the Board from eight (8) to nine (9) directors and appoint the New Director to the Board to fill the resulting vacancy with a term expiring at the 2026 annual meeting of shareholders (the “2026 Annual Meeting”), and (ii) appoint the New Director to serve on (a) all standing committees of the Board, and (b) any committee created after the date of this Letter Agreement so long as the New Director continues to qualify as “independent” pursuant to the listing standards of the NASDAQ Global Select Market, applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the Company’s Corporate Governance Guidelines; provided, in each case, that the Company’s Corporate Governance Guidelines shall not be amended following the date of this Letter Agreement in such a manner so as to prevent the New Director from serving on any such committee(s).

(c)
At the 2026 Annual Meeting, at least one of the directors of the Board, who is not the New Director, shall not stand for re-election.

(d)
The Board and all applicable committees thereof shall take such actions as are necessary to include the New Director on the slate of nominees recommended by the Board in the Company’s proxy statement for the 2026 Annual Meeting and 2027 annual meeting of shareholders (the “2027 Annual Meeting”), subject to the New Director (i) agreeing to serve and providing to the Company all customary materials and information as are required of all other director candidates, and such materials and information as are required to be or customarily included in a proxy statement filed pursuant to the proxy rules of the SEC, including the New Director’s consent to being named in the Company’s proxy statement for the 2026 Annual Meeting and 2027 Annual Meeting, as applicable, and any supplement thereto and to serving as a director of the Company if elected and (ii) executing all documents required to be executed by all other directors nominated by the Board for election at the 2026 Annual Meeting and 2027 Annual Meeting prior to such annual meetings, as applicable (such conditions, the “Director Nomination Conditions”). Subject to the satisfaction of the Director Nomination Conditions, the Board and all applicable committees thereof shall take such actions as are necessary to recommend and solicit proxies for the election of the New Director at the 2026 Annual Meeting and 2027 Annual Meeting in a manner no less rigorous and favorable than the manner in which the Company supports its other director nominees. Subject to the terms of this Letter Agreement, GVIC and the New Director acknowledge and agree that the policies, procedures, processes, codes, rules, standards and guidelines applicable to other directors of the Company, including with respect to confidentiality, related party transactions and insider trading (as may be amended from time to time, collectively, “Company Policies”) will be applicable to the New Director in the same manner applicable to such other directors.

(e)
Until the Standstill Termination Date (as defined herein), GVIC shall, or shall cause its representatives to, appear in person or by proxy at any Shareholder Meeting (as defined herein) and to vote all shares of Common Stock beneficially owned by it and over which it has direct or indirect voting power as of the applicable record date for such Shareholder Meeting in accordance with the Board’s recommendations, as such recommendations of the Board are set forth in the applicable definitive proxy statement filed in respect thereof with respect to (i) the election, removal and/or replacement of directors (other than any removal or replacement of the New Director) and (ii) any other proposal submitted to a vote of the Company’s shareholders; provided, however, (A) if both Institutional Shareholder Services, Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) issue a voting recommendation that differs from the voting recommendation of the Board with respect to any Company-sponsored proposal submitted to shareholders (other than with respect to the election of directors to the Board or the removal of directors from the Board), then GVIC shall be permitted (but not required) to vote in accordance with the recommendation of ISS and Glass Lewis; and (B) that GVIC shall be permitted to vote in its sole discretion with respect to any proposal to approve an Extraordinary Transaction. Upon the Company’s written request, GVIC shall provide the Company with written confirmation and evidence of its compliance with this Section 1(e) no later than two (2) business days prior to the applicable Shareholder Meeting; provided that such written request is received at least five (5) business days in advance.

(f)
The Company agrees that the New Director shall receive (i) the same benefits of director and officer insurance, and any indemnity and exculpation arrangements available generally to the directors of the Board and (ii) such other benefits (including, without limitation, compensation, equity-based compensation and other grants, if any, and reimbursement of expenses) on the same basis as all other non-management directors on the Board. The Company agrees that the New Director shall receive all Board notices and other Board materials that the other directors of the Company receive from the Company in the same manner and form and at substantially the same time as the other directors on the Board.

(g)
Prior to the Standstill Termination Date, GVIC shall not (including, without limitation, through other persons) and shall cause its controlled affiliates, and its and their respective managing members, principals, partners, directors, officers and employees not to, and will direct its and their respective agents and representatives not to (at GVIC’s direction or on GVIC’s behalf), directly or indirectly, absent prior written consent by the Company or otherwise expressly permitted by this Letter Agreement:

(i)
acquire, or offer or agree to acquire or acquire rights to acquire, directly or indirectly, by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a group, or otherwise or direct any Third Party in the acquisition of record or beneficial ownership of any Common Stock or engage in any swap or hedging transaction or other derivative agreements of any nature with respect to any Voting Securities of the Company or any voting rights decoupled from the underlying Voting Securities, in each case, which would result in GVIC having aggregate beneficial ownership of and/or economic exposure to more than 9.9% of the Common Stock outstanding at such time;

(ii)
(A) nominate, recommend for nomination or give notice of an intent to nominate or recommend for nomination a person for election at any Shareholder Meeting at which the Company’s directors are to be elected; (B) knowingly initiate, encourage or participate in any solicitation of proxies in respect of any election contest or removal contest with respect to the Company’s directors; (C) submit, initiate, make or be a proponent of any shareholder proposal for consideration at, or bring any other business before, any Shareholder Meeting; (D) knowingly initiate, encourage or participate in any solicitation of proxies in respect of any shareholder proposal for consideration at, or other business brought before any Shareholder Meeting; or (E) knowingly initiate, encourage or participate in any “withhold” or similar campaign with respect to any Shareholder Meeting, in each case, other than in a manner consistent with the Board’s recommendation in connection with such matter;

(iii)
form, join or in any way participate in any group (within the meaning of Section 13(d) of the Exchange Act) or agreement of any kind with respect to any Common Stock, including in connection with any election or removal contest with respect to the Company’s directors or any shareholder proposal or other business brought before any Shareholder Meeting (other than a group that includes all or some of the directors and executive officers of GVIC, but does not include any other entities or persons that are not directors or executive officers of GVIC as of the date hereof); provided that nothing herein shall limit the ability of an affiliate of GVIC to join such group following the execution of this Letter Agreement, so long as any such affiliate agrees in writing to be bound by the terms and conditions of this Letter Agreement;

(iv)
seek publicly, alone or in concert with others, to amend any provisions of the Company’s organizational documents;

(v)
engage in any solicitation (as defined herein) of proxies or consents with respect to the election or removal of directors of the Company or any other matter or proposal or become a participant (as defined herein) in any such solicitation of proxies or consents;

(vi)
(A) irrespective of whether (1) directly or indirectly or (2) alone or in concert with others, institute, initiate or knowingly encourage, pursue or threaten any litigation, arbitration or other legal proceeding against or involving the Company or any of its subsidiaries, its current or former directors or its officers (including derivative actions), each in their capacity as such, (B) make any request for stock list materials or other books and records of the Company or any of its subsidiaries under Section 13.1-771 of the Virginia Stock Corporation Act or any other statutory or regulatory provisions providing for shareholder access to books and records of the Company or its subsidiaries or their respective affiliates; or (C) make application or demand to a court or other person for an inspection, investigation or examination of the Company or its subsidiaries or their respective affiliates; provided that nothing herein shall prevent GVIC from (w) bringing litigation to enforce the provisions of this Letter Agreement, (x) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against GVIC, (y) exercising statutory appraisal rights or (z) receiving damages or settlement proceeds like any other shareholder in connection with any class action proceeding brought by a named plaintiff other than GVIC;

(vii)
make or in any way knowingly participate in, facilitate, encourage or support, directly or indirectly, any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale of a division, sale of all or substantially all of the assets, recapitalization, reorganization, restructuring, liquidation, dissolution, financing or other extraordinary transaction involving the Company or any of its subsidiaries or its or their securities or assets (each, an “Extraordinary Transaction”) (it being understood that the foregoing shall not restrict GVIC from tendering shares, receiving payment for shares, voting shares or otherwise participating in any such transaction (that has not been initiated by GVIC) on the same basis as other shareholders of the Company, or from participating in any such transaction that has been approved by the Board); or make, directly or indirectly, any proposal, either alone or in concert with others, to the Company or the Board that would reasonably be expected to require or result in a public announcement regarding any of the types of matters set forth above in this paragraph;

(viii)
make any proposal, announcement, statement or request that is public or is reasonably likely to become public regarding: (A) controlling, changing or influencing the Board or management of the Company, including proposals to change the number or term of directors or to fill any vacancies on the Board; (B) any Extraordinary Transaction or exploration thereof including any of the transactions referred to in clause (g)(vii) above (it being understood that this clause (g)(viii)(B) shall not restrict GVIC from tendering shares, receiving payment for shares, voting shares or otherwise participating in any such transaction on the same basis as other shareholders of the Company, or from participating in any such transaction that has been approved by the Board); (C) any other change in the Company’s or any of its subsidiaries’ operations, governance, business, corporate strategy, corporate structure, corporate affairs or policies, capital structure or allocation, or share repurchase or dividend policies; (D) causing the Company’s Common Stock to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (E) causing the Company’s Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(ix)
(A) grant any proxy, consent or other authority to act as to any Voting Securities with respect to any matters (other than to the Company’s named proxies using the Company’s proxy card); or (B) deposit any Voting Securities in a voting trust or subject any Voting Securities to a voting agreement or other arrangement of similar effect (excluding customary brokerage accounts, margin accounts or prime brokerage accounts);

(x)
knowingly encourage or advise any Third Party or knowingly assist any Third Party in encouraging or advising any other person (A) with respect to the giving or withholding of any proxy or consent relating to, or other authority to vote any Voting Securities; or (B) in conducting any type of referendum relating to the Company (including for the avoidance of doubt with respect to the Company’s management or the Board) (other than such encouragement or advice that is consistent with the Board’s recommendation in connection with such matter, or as otherwise specifically permitted under this Letter Agreement);

(xi)
engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right or other similar right (including any put or call option or “swap” transaction) with respect to any security (other than in connection with a broad-based market basket or index) that relates to or derives any part of its value from any decline in the market price or value of any securities of the Company, if doing so would result in GVIC failing to have an aggregate Net Long Position in the Company;

(xii)
other than in sale transactions on any stock exchange on which the Company’s securities are then listed or through a broker or dealer where the identity of the purchaser is not known, sell or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, Common Stock or any derivatives (including swaps) relating to Common Stock to any Third Party that either (x) has filed a Schedule 13D (or amendment thereto) with respect to the Company or (y) has publicly announced an intention to run (or that GVIC or an affiliate thereof is aware has an intention to run) or is an affiliate of a person that has publicly announced an intention to run (or that GVIC or an affiliate thereof is aware has an intention to run) a proxy contest or submitted shareholder nominations or proposals with respect to any future shareholder meeting of the Company;

(xiii)
enter into any negotiations, agreements or understandings with or advise, assist, encourage or seek to persuade any Third Party to take any action that GVIC is prohibited from taking pursuant to this Section 1(g);

(xiv)
take any action challenging the validity or enforceability of this Section 1(g) or this Letter Agreement; or

(xv)
seek or request an amendment, waiver or release of any of the provisions of this Letter Agreement; provided that GVIC may make confidential requests to the Board for an amendment, waiver or release of any provision of this Letter Agreement, which the Board may accept or reject in its sole and absolute discretion, so long as any such request is not publicly disclosed by GVIC (and is made by GVIC in a manner that would not reasonably be expected to require the public disclosure thereof by the Company, GVIC or any other person).

Notwithstanding the foregoing, the restrictions in this Section 1(g) shall not prevent GVIC or its representatives from (i) making any factual statement as required by applicable subpoena, legal process or other legal requirement from any governmental authority with competent jurisdiction over the party from whom information is sought (so long as such requirement did not arise as a result of action by GVIC), (ii) making any private communication to the Company regarding any matter that would not reasonably be expected to trigger public disclosure obligations for any persons or result in any public disclosure of such communications, or (iii) taking actions in furtherance of identifying director candidates to serve as a New Director.

2.
Mutual Non-Disparagement. Until the Standstill Termination Date, the Company, on the one hand, and GVIC, on the other hand, shall each refrain from making, and shall cause their affiliates and representatives not to make, any public statement, whether written or oral and including any statements to shareholders, analysts or representatives of the media, that constitutes an ad hominem attack on, or that otherwise disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of GVIC or the Company, respectively, or any of their respective affiliates and representatives (acting solely in their capacities as such). The foregoing shall not prevent the making of any factual statement in the event that the Company or any of its representatives or GVIC or any of its representatives is required to make that statement by applicable subpoena, legal process or other legal requirement or from privately communicating such statement to the other Party, any directors or executive officers of the other Party, or any of GVIC’s investors, potential investors or owners of the accounts as to which GVIC serves as Investment Adviser to, so long as such communications would not reasonably be expected to require or result in any public disclosure of such communications and, with respect to such private communications to GVIC’s current or potential investors or owners of the accounts as to which GVIC serves as Investment Adviser to, they are consistent with prior practice, are understood to be private communications and not undertaken with the intent to circumvent the restrictions in this Letter Agreement.

3.
Public Announcement. The Parties agree that the Company will issue the press release (the “Press Release”) attached to this Letter Agreement as Exhibit A promptly following the execution and delivery of this Letter Agreement by the Parties (and in any event within one (1) business day after the date hereof). Prior to the issuance of the Press Release, neither the Company nor GVIC shall issue any press release or public announcement regarding this Letter Agreement or the matters discussed herein or take any action that would require public disclosure thereof without the prior written consent of the other Party. GVIC acknowledges that the Company may file this Letter Agreement and the Press Release as exhibits to its Form 8-K and the Company agrees that GVIC will have a reasonable opportunity to review such Form 8-K in advance of filing and that the Company will consider in good faith any changes requested by GVIC to the foregoing filing. In addition, GVIC shall file an amendment to its Schedule 13D disclosing the entry into this Letter Agreement, and shall provide the Company with a reasonable opportunity to review such Schedule 13D amendment and will consider in good faith any changes requested by the Company to such amendment to the Schedule 13D.

4.
Power and Authority of the Company. The Company represents and warrants to GVIC that (a) the Company has the corporate power and authority to execute this Letter Agreement and to bind it thereto, (b) this Letter Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms and (c) the execution, delivery and performance of this Letter Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

5.
Power and Authority of GVIC. Each GVIC Party that is a signatory to this Letter Agreement (each, a “GVIC Signatory”) represents and warrants to the Company that (a) it has the power and authority to execute this Letter Agreement, (b) this Letter Agreement has been duly authorized, executed and delivered by each GVIC Signatory, constitutes a valid and binding obligation of each GVIC Signatory and is enforceable against each GVIC Signatory in accordance with its terms, and (c) the execution of this Letter Agreement by each GVIC Signatory does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to each GVIC Signatory or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which any GVIC Signatory is a party or by which it is bound. GVIC represents and warrants that, as of the date hereof, GVIC beneficially owns in the aggregate 547,935.5 shares of common stock, no par value per share, of the Company (“Common Stock”) and has no economic exposure to any additional shares of Common Stock underlying physically or cash settleable total return swaps.

6.
Termination.

(a)
This Letter Agreement shall terminate at 5:30 p.m., Eastern time, on the earlier of (i) thirty (30) days prior to the last date pursuant to which non-proxy access shareholder nominations for directors are permitted pursuant to the Company’s Amended and Restated Bylaws in connection with the 2028 annual meeting of shareholders and (ii) one hundred twenty (120) days prior to the first anniversary of the 2027 Annual Meeting (such earlier date, the “Standstill Termination Date”).

(b)
Upon such termination, this Letter Agreement shall have no further force and effect. Notwithstanding the foregoing, (i) the Company’s obligations under Sections 1(a), 1(b), 1(c), 1(d), 1(f), and 2 shall terminate upon any material breach of this Letter Agreement by GVIC upon ten (10) calendar days’ written notice by the Company to GVIC if such breach has not been cured within such notice period; provided that the Company is not in material breach of this Letter Agreement at the time such notice is given or prior to the end of the notice period, (ii) GVIC’s obligations under Sections 1(a), 1(e), 1(g) and 2 shall terminate upon any material breach of this Letter Agreement by the Company upon ten (10) calendar days’ written notice by GVIC to the Company if such breach has not been cured within such notice period; provided that GVIC is not in material breach of this Letter Agreement at the time such notice is given or prior to the end of the notice period and (iii) Sections 6 to 19 shall survive termination of this Letter Agreement, and no termination of this Letter Agreement shall relieve any party of liability for any breach of this Letter Agreement arising prior to such termination.

7.
Fiduciary Duties. Nothing in this Letter Agreement will be deemed to require the violation of the fiduciary duties of any director of the Company (including the New Director) under Virginia law or otherwise in the director’s capacity as such.

8.
Expenses. The Company shall reimburse GVIC for its reasonable and documented out-of-pocket costs and expenses incurred by GVIC prior to the date hereof in connection with its engagement with the Company, its related Schedule 13D filings, preparation for the 2026 Annual Meeting and the negotiation and entry into this Letter Agreement; provided that such reimbursement shall not exceed $135,000 in the aggregate. Except as set forth in the preceding sentence, each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Letter Agreement and the transactions contemplated hereby. The Company shall remit such reimbursement to GVIC within fifteen (15) calendar days of receiving reasonable documentation therefor.

9.
Restricted Persons. GVIC agrees to cause, and shall direct the other GVIC Parties to cause, its and their affiliates and representatives to comply with the terms of this Letter Agreement and shall be responsible for any breach of this Letter Agreement by any such affiliate or representative. A breach of this Letter Agreement by any such affiliate or representative, if such affiliate or representative is not a party hereto, shall be deemed to occur if such affiliate or representative engages in conduct that would constitute a breach of this Letter Agreement if such affiliate or representative were a party hereto to the same extent as any of the GVIC Parties.

10.
Counterparts. This Letter Agreement may be executed in two or more counterparts, each of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, Docusign or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document).

11.
Specific Performance. Each Party acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be an adequate remedy for such a breach. It is accordingly agreed that each Party shall be entitled to enforcement of, and injunctive relief to prevent any violation of, the terms hereof. Each Party agrees to waive any bonding requirement under any applicable law, in the event that any other Party seeks to enforce the terms by way of equitable relief.

12.
Applicable Law and Jurisdiction; Jury Waiver. Each of the Company and GVIC (a) irrevocably and unconditionally submits to the personal jurisdiction of the Circuit Court of Henry County, Virginia and in the Alexandria Division of the United States District Court for the Eastern District of Virginia, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (c) agrees that any actions or proceedings arising from this Letter Agreement shall be brought, tried, and determined only in such courts, (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not bring any action arising from this Letter Agreement in any court other than the aforesaid courts. The Parties to this Letter Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13 or in such other manner as may be permitted by applicable law as sufficient service of process, shall be valid and sufficient service thereof. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS LETTER AGREEMENT.

13.
Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by email, when sent to the email address set forth below, as applicable (provided that there is no automated return email indicating that the email address is no longer valid or active) or (b) if given by any other means, when actually received during normal business hours at the address specified in this Section 13.

If to the Company:

Hooker Furnishings Corporation

440 East Commonwealth Boulevard

Martinsville, VA 24112

Attention: C. Earl Armstrong III

Email: [Redacted]

With a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attention: Elizabeth Gonzalez-Sussman

Email: [Redacted]

McGuireWoods LLP

Gateway Plaza

800 East Canal Street

Richmond, VA 23219-3916

Attention: James M. Anderson III

Email: [Redacted]

If to GVIC:

Global Value Investment Corporation

1433 N. Water Street, Suite 400

Milwaukee, WI 53202

Attention: James P. Geygan

Email: [Redacted]

With a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

Attention: Andrew Freedman; Ian Engoron

Email: [Redacted]

14.
Severability. If at any time subsequent to the date hereof, any provision of this Letter Agreement is held by any court of competent jurisdiction to be illegal, void, or unenforceable, such provision will be of no force and effect, but the illegality or unenforceability of such provision will have no effect upon the legality or enforceability of any other provision of this Letter Agreement.

15.
No Third-Party Beneficiaries. This Letter Agreement is solely for the benefit of the Company and GVIC and is not enforceable by any other persons. No Party to this Letter Agreement may assign its rights or delegate its obligations under this Letter Agreement, whether by operation of law or otherwise, without the prior written consent of the other parties, and any assignment in contravention hereof will be null and void. Subject to the foregoing sentence, this Letter Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each Party.

16.
No Waiver. No failure or delay by any Party in exercising any right or remedy hereunder will operate as a waiver thereof, nor will any single or partial waiver thereof preclude any other or further exercise thereof or the exercise of any other right or remedy hereunder.

17.
Certain Definitions. As used in this Letter Agreement: (a) the terms “affiliate” and “associate” (and any plurals thereof) have the meanings ascribed to such terms under Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time prior to the Standstill Termination Date become associate(s) or affiliate(s) of any applicable person or entity referred to in this Letter Agreement; provided, however, that for purposes of this Letter Agreement, GVIC and the Company shall not be associates or affiliates of one another; provided, further, that with respect to GVIC, the terms affiliate and associate shall not include any portfolio company of GVIC; (b) the terms “beneficial ownership,” “group,” “participant,” “person,” “proxy” and “solicitation” (and any plurals thereof) have the meanings ascribed to such terms under the Exchange Act; provided that the meaning of “solicitation” shall be without regard to the exclusions set forth in Rules 14a-1(l)(2)(iv) and 14a-2 under the Exchange Act; the term “Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder; (c) the term “Net Long Position” means such shares of Common Stock beneficially owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Exchange Act mutatis mutandis, provided that “Net Long Position” shall not include any shares as to which such person does not have the right to vote or direct the vote other than as a result of being in a margin account, or as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers to or from such person, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares; and the terms “person” or “persons” for purposes of the meaning of the term “Net Long Position,” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, associate, organization or other entity of any kind or nature; (d) the term “representatives” means (i) a person’s affiliates and associates and (ii) its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such person or its affiliates; (e) the term “Shareholder Meeting” means each annual or special meeting of shareholders of the Company, or any action by written consent of the Company’s shareholders in lieu thereof, and any adjournment, postponement, rescheduling or continuation thereof; (f) the term “Third Party” refers to any person that is not a Party, a member of the Board, a director or officer of the Company, or legal counsel to either Party; and (g) the term “Voting Securities” means any shares of Common Stock or any other securities of the Company entitled to vote in the election of directors.

18.
Interpretation and Construction. The Company and GVIC acknowledge that each Party has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Letter Agreement, and that it has executed the same with the advice of said counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Letter Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the Parties will be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Letter Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by the Company and GVIC, and any controversy over interpretations of this Letter Agreement will be decided without regard to events of drafting or preparation. Whenever (i) the words “include,” “includes,” or “including” are used in this Letter Agreement, they shall be deemed to be followed by the words “without limitation,” (ii) the words “hereunder,” “hereof,” “hereto” and words of similar import are references to this Letter Agreement as a whole and not to any particular provision of this Letter Agreement, (iii) the word “or” is not exclusive, and (iv) references to “Sections” in this Letter Agreement are references to Sections of this Letter Agreement unless otherwise indicated. The headings set forth in this Letter Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Letter Agreement or any term or provision of this Letter Agreement.

19.
Entire Agreement. This Letter Agreement, including Schedule A and Exhibit A attached to this Letter Agreement, contain the entire understanding of the Parties with respect to the subject matter hereof. This Letter Agreement may be amended only by an agreement in writing executed by the Company and GVIC.

[Signature Page Follows]

If the terms of this Letter Agreement are in accordance with your understanding, please sign below and this Letter Agreement will constitute a binding agreement among us.

HOOKER FURNISHINGS CORPORATION

By: /s/ Jeremy Hoff

Name: Jeremy Hoff

Title: Chief Executive Officer

Acknowledged and agreed to as of the date first written above:

GLOBAL VALUE INVESTMENT CORPORATION

By: /s/ James P. Geygan

Name: James P. Geygan

Title: President and Chief Executive Officer

JEFFREY R. GEYGAN

/s/ Jeffrey R. Geygan

JAMES P. GEYGAN

/s/ James P. Geygan

[Signature Page to Letter Agreement]

SCHEDULE A

James P. Geygan

Jeffrey R. Geygan

Stacy A. Wilke

Kathleen M. Geygan

Shawn G. Rice

EXHIBIT A

PRESS RELEASE